NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

Jonathan H. Talcott T: 202.689.2806 jon.talcott@nelsonmullins.com	101 Constitution Avenue, NW Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

November 25, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	William Demarest
Kristina Marrone Pearlyne Paulemon Pam Howell

RE:	Jackson Acquisition Company II
Amendment No. 1 to Registration Statement on Form S-1
Filed November 1, 2024
File No. 333-282393

Ladies and Gentlemen:

On behalf of Jackson Acquisition Company II (the “Company”), we are hereby responding to the letter dated November 15, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Registration Statement on Form S-1 filed on November 1, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Registration Statement on Form S-1

Cover Page

1.	We acknowledge your response to prior comment 1 and partially reissue. Please revise to clearly disclose the extent to which such compensation and securities issuances, including the exercise of the private placement warrants, may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on the cover page and pages 11 and 81 of the Amended Registration Statement.

Conflicts of Interest, page 34

2.

We acknowledge your response to prior comment [12]. Please expand your disclosure here to discuss all actual or potential material conflict of interest between the SPAC sponsor, its affiliates, or promoters; and purchasers in the offering, including conflicts of interest relating to founder shares and private placement units expiring worthless, reimbursement of the sponsor and others for any out-of-pocket expenses and forfeiture of fees in the event you do not complete a de-SPAC transaction within the allotted time. See Item 1602(b)(7) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 32, 33, 34 and 35 of the Amended Registration Statement.

Risk Factors, page 40

3.	We note the risk factor added in response to prior comment 13. Please revise to discuss the risk to public investors if the ownership of the sponsor were to change or if the sponsor were to divest its ownership interest in the company before identifying a business combination.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 70 of the Amended Registration Statement.

Risk Factors

If we seek shareholder approval of our initial business combination .. . . , page 44

4.	Please revise your disclosure here to explain how such purchases would comply with Rule 14e-5. While we note your disclosure regarding Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01, your disclosure does not seem consistent with all of requisite representations. For example, we note the disclosure here that the purpose of such transactions could be to vote in favor of the business combination. We also note on page 108 the price per share paid in any such transaction may be different than the amount per share a public shareholder would receive if it elected to redeem its shares in connection with your initial business combination. Please clarify that any purchases will not be made at a price higher than the price offered through the SPAC redemption process. For guidance, refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 23, 44 and 111 of the Amended Registration Statement.

Dilution, page 85

5.	We note the revisions made in response to prior comment 18. Please revise to describe each material potential source of future dilution following the registered offering by the special purpose acquisition company, including shares that may be issued in connection with the closing of your initial business combination. See Item 1602(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has included this disclosure on page 81 of the Amended Registration Statement.

Related Party Transactions, page 93

6.	We acknowledge your response to prior comment 19 and reissue the comment. Please reconcile the disclosure in this section and in the agreement filed as Exhibit 1.2 regarding the fee to be paid to Roth of “a fee equal to the product of 4.0% and the amount in the trust account up to $100 million upon the consummation of our initial business combination” with the disclosure elsewhere that references this fee as a $8 million fee. The product of 4% and $100 million is $4 million, not $8 million.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the Amended Registration Statement to reconcile this inconsistency.

Conflicts of Interest, page 121

7.	We acknowledge your response to prior comment 21. Please expand your disclosure here to discuss any actual or potential material conflicts of interest relating to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or directors. Your disclosure should include conflicts between your sponsor or its affiliates, or your officers, directors or promoters on one hand, and your unaffiliated security holders on the other. See Item 1603(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 118 and 119 of the Amended Registration Statement.

Management

Officer and Director Compensation, page 126

8.	We acknowledge your response to prior comment 22. Please revise to disclose the amount of founder shares the independent directors will receive for their services as director. See Item 402 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised page 124 of the Amended Registration Statement to disclose the amount of founder shares the independent directors will receive for their services as directors.

Transfers of Founder shares and Private Placement Units, page 135

9.	We note your response to prior comment 23 and we reissue the comment. Please revise disclose those circumstances when the members of the sponsor may transfer their membership interests. See Item 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 133 of the Amended Registration Statement.

Exhibits

10.	Please revise Exhibit 10.3 for consistency with the NYSE Listing Rules. More specifically, we note that the form trust account termination letter attached as Exhibit A to Exhibit 10.3, the Investment Management Trust Agreement, states that “[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds. . . .” However, Section 102.06 of the NYSE Listed Company Manual states that “at least 90% of the proceeds ... will be held in a trust account controlled by an independent custodian until consummation of a business combination.” It is unclear how the release of funds earlier than consummation could comport with this listing standard. Please revise your disclosure or tell us how this provision complies with Section 102.06.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it has revised its Exhibit 10.3 to reconcile this inconsistency.

*****

If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact Jon Talcott at (202) 689-2806.

Very truly yours,

/s/ Jonathan H. Talcott
Jonathan H. Talcott

cc:	Richard Jackson, Chief Executive Officer, Jackson Acquisition Company II Peter Strand, Nelson Mullins Riley & Scarborough LLP Mike Bradshaw, Nelson Mullins Riley & Scarborough LLP

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